PRG-SCHULTZ INTERNATIONAL, INC.
                              600 GALLERIA PARKWAY
                                    SUITE 100
                             ATLANTA, GEORGIA 30339


                                 August 11, 2006


VIA EDGAR AND FACSIMILE (202) 772-9368

Securities and Exchange Commission
Attention:  Edward M. Kelly, Esq.
Station Place
100 F Street, NE
Washington, DC  20549-7010

     Re:  PRG-Schultz   International,   Inc.  (the  "Company")  -  Registration
          Statement on Form S-1 File No. 333-134698

Ladies and Gentlemen:

     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-referenced
Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 4:00 p.m. EDT on August 14, 2006, or as soon thereafter as possible.

     The disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

                                   Very truly yours,

                                   PRG-Schultz International, Inc.



                                   By: /s/ Victor A. Allums
                                      ------------------------------------------
                                      Victor A. Allums
                                      Senior Vice President, General Counsel
                                      and Secretary


cc: B. Joseph Alley, Jr., Esq.